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                                                                 EXHIBIT 3(ii).3

                        BAY APARTMENT COMMUNITIES, INC.
                              (the "Corporation")

                              AMENDMENT TO BYLAWS


        On April 13, 1998, the Board of Directors of the Corporation unanimously resolved to amend the Bylaws of the Corporation by deleting therefrom ARTICLE I,
Section 1.02 in its entirety and inserting the following in lieu thereof:


          "1.02 ANNUAL MEETINGS. An annual meeting of the Stockholders for the election of directors of the Corporation ("Directors") and the transaction of such other business as may be properly brought before the meeting shall be held on the first Monday of June of each year, or on such other date which is not more than fifteen days prior to or after such first Monday of June, and at such time as shall be fixed by the Board of Directors. The date and time fixed for such meeting may be subsequently changed at any time by a majority of the Board of Directors. If no annual meeting is held on the date designated, a special meeting in lieu thereof may be held, and such special meeting shall have, for purposes of these Bylaws or otherwise, all the force and effect of an annual meeting. Any and all references hereafter in these Bylaws to an annual meeting or to annual meetings shall be deemed to refer also to any special meeting(s) in lieu thereof. Failure to hold an annual meeting shall not invalidate the Corporation's existence or affect any otherwise valid acts of the Corporation."